October 31, 2006

Mail Stop 4561

Ms. Frank J. Dobrucki, Chief Executive Officer
Global Links Corp.
3571 East Sunset Road
Las Vegas, NV   89120

RE: Global Links Corp.
Form 10-KSB for the year ended December 31, 2005
Forms 10-QSB for the quarters ended March 31, 2006 and June 30, 2006
Your letter dated October 11, 2006
File No. 0-29987

Dear Mr. Dobrucki :

        We have reviewed the above referenced filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosures are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

        In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A for Fiscal Year Ended December 31, 2004

1. We note your response to our comment one and two from our letter dated September 1, 2005. Please amend your 2004 Form 10-KSB to include the correct accountants report as submitted in your response to our comment letter.

Item 8 Changes in and Disagreements with Accountants

2. We note your response to our comment seven from our letter dated September 1,
    2005. This comment will remain open until you file your amended 10-QSB's for
    2004.

Item 8a Controls and Procedures

3. We note your response to our previous comment eight from our letter dated
    September 1, 2005. When you file your amendment in response to comment one
    and two above, please correct your evaluation of disclosure controls and
    procedures to correctly state the periods that you evaluated.

Form 10-KSB/A2 for Fiscal Year Ended December 31, 2005

Report of Independent Registered Accounting Firm, page 10

4. Please have your accountant revise the scope and opinion paragraph of her report
    to cover each period for which audited financial statements are included in the
    filing. In this regard we note that the report does not refer specifically to the
    financial statements for the year ended December 31, 2004. Refer to Rule 2-02 of
    Regulation S-X.

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page 18

5. With respect to your revenue from housing and other real estate sales, and the sale
    of land options, please explain to us the nature of these transactions, the major
    terms of these contracts, and how you considered each of these terms in your
    revenue recognition policy. Also, explain how these transactions meet each of the
    conditions of SFAS 66 for revenue recognition, including but not limited to any
    continuing involvement with the property, and how your accounting complies
    with this standard.

Note 4 – Land Held For Development And Deposit On Land, page 20

6. With respect to the judicial property seizure disclosed in note 4 and the significant
    amount of unpaid property taxes reported on the balance sheet, please explain to
    us how you considered the provisions of paragraphs 8-12 and 32 of SFAS 5 in
    evaluating the accounting and disclosures relating to any loss contingency relating
    to the threat of expropriation.

Note 7 – Debt, page 21; Note 13 – Stock Transactions, page 27

7. For each convertible note issuance and each convertible preferred shares issuance,
    tell us how you considered EITF 00-19 in determining whether your note issuance

and preferred stock contain embedded derivatives that you should separate from the host and account for at fair value under SFAS 133.   Your response should include information regarding the terms of the note issuance and how you analyzed them under paragraphs 12-32 of EITF 00-19 as well as whether any of the terms would require net cash settlement.

Note 10 – Commitment and Contingencies, page 24

8. With respect to the lawsuit disclosed in the note and the amount of loss accrual, please explain to us how you considered the provisions of paragraphs 8-12 and 33-39 of SFAS 5 in evaluating the amount of the loss accrual and disclosures relating to this lawsuit.

Exhibit 31

9. Please explain to us how the language you used in this exhibit is consistent with Item 601(b)(31) of Regulation S-B. We note that you have included the identification of the certifying individual at the beginning of the certification, that you used the term "Annual Report" in paragraphs 2, 3, and 5, that you modified the language in paragraphs 4(b) and 4(c) and added an additional paragraph 6 which are all not consistent with Item 601(b)(31) of Regulation S-B. This also applies to your quarterly certifications as well.

Form 10-QSB for Quarter Ended June 30, 2006

Note 3 – Note Receivable, page 10

10. Please tell us how this sale met the sales criteria established by SFAS 66. We note that you have not collected any principle payments under the note receivable and the purchaser did not deposit any cash.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. Please file your response on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Thomas Flinn, Staff Accountant, at (202) 551-3469 or me at (202) 551-3414 if you have any questions.
.

Sincerely,

Jorge L. Bonilla
Senior Staff Accountant